VIA EDGAR TRANSMISSION
AND FACSIMILE
Mr. Brad Skinner
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dominion Resources Black Warrior Trust Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 11, 2011 File No. 1-11335
Dear Mr. Skinner:
     Bank of America, N.A., (the “Trustee”), as trustee of the Dominion Resources Black Warrior Trust (the “Trust”), has the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated September 20, 2011 to Ron E. Hooper.
Form 10-K for the Fiscal Year Ended December 31, 2010
Exhibit 99.2
The closing paragraph states that the report “...has been prepared for the exclusive use of Dominion Black Warrior Basin Trust 1994-1 and shall not be reproduced, distributed or made available to any other company without the written consent of Ralph E. Davis Associates, Inc. Such consent will not be unreasonably withheld if the report is utilized in its entirety.” As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.
     Response: We propose in future filings to eliminate from the report the language that such report “...has been prepared for the exclusive use of Dominion Black Warrior Basin Trust 1994-1 and shall not be reproduced, distributed or made available to any other company without the written consent of Ralph E. Davis Associates, Inc. Such consent will not be unreasonably withheld if the report is utilized in its entirety.” Ralph E. Davis Associates, Inc. has advised the Trustee that it will eliminate such language from future reports.

October 4, 2011

     The Trustee acknowledges that:
•	The Trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trustee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or additional comments regarding this letter to the undersigned at (214) 209-2444 or to Amy R. Curtis of Thompson & Knight LLP at (214) 969-1763.

Sincerely,
/s/ RON E. HOOPER
Ron E. Hooper
Senior Vice President Bank of America, N.A., Trustee

cc:	Amy R. Curtis Tracie Towner